Management's Discussion and Analysis

Three and Nine Months Ended September 30, 2015

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
For the Three and Nine Months Ended September 30, 2015
This Management's Discussion & Analysis ("MD&A") provides a discussion and analysis of the financial condition and results of operations of Klondex Mines Ltd. ("Klondex", "we", "our", "us", or the "Company") and should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2015 and the related notes thereto and our audited consolidated financial statements for the year ended December 31, 2014 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Readers are advised that this MD&A has been prepared using technical information and contains "forward-looking statements", both of which are subject to the risks discussed in the Cautionary Statements section of this MD&A. Additional information relating to the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and our website at www.klondexmines.com.
This MD&A has been prepared as of November 9, 2015. All dollar amounts included in this MD&A are expressed in thousands of United States dollars unless otherwise noted. References to CDN$ refers to Canadian dollars.
About Klondex
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. Gold and silver sales represent 100% of our revenues and the market prices of gold and silver significantly impact our financial position, operating results, and cash flows. We have 100% interests in two producing mineral properties: the Fire Creek project (“Fire Creek”) and the Midas mine and milling facility (collectively “Midas Mine” or “Midas”), as well as other early-stage exploration properties, all of which are located in the State of Nevada, USA. Our milling and processing facilities, which are located at Midas, process ore from both Midas and Fire Creek. Fire Creek is located approximately 100 miles south of Midas.
Our primary strategy is to increase shareholder value by achieving our internal metal production and cost targets while attempting to extend our mine lives through development and exploration programs. We have an experienced management team, a strong financial position, a low-cost production profile, and two high-quality producing assets located in a mining-friendly jurisdiction.

Executive Summary and Quarterly Highlights
All dollar amounts included in this MD&A are expressed in thousands of United States dollars unless otherwise noted. Our third quarter 2015 highlights and significant developments as of the date of this MD&A included the following, which are discussed in further detail throughout this MD&A:

•
Health, Safety, and Environmental - We remained committed to our most important core values by operating in an environmentally-responsible manner while protecting the health and safety of our employees and contractors. We had no lost-time injuries and as of September 30, 2015, had operated 1,081 days (~three years) and 358 days (~one year) at Fire Creek and Midas, respectively, without a lost-time injury. We received the tailings expansion permit (which allows us to add approximately 400,000 tons of additional tailings capacity at Midas) and remain on track for the completion of an environmental assessment for Fire Creek during late 2015.

•
Ounces Sold and Financial Results - We sold 33,853 gold equivalent ounces ("GEOs"), consisting of 27,934 gold ounces and 454,611 silver ounces. We increased our production levels and now anticipate that our full-year 2015 GEOs produced will total approximately 130,000 to 135,000 ounces, an increase of 5,000 GEOs from the previous estimate. Revenue totaled $38.4 million from average selling prices per gold and silver ounce of $1,135 and $14.78, respectively, and net income was $4.1 million (or $0.03 per share - basic).

•
Mine Operations and Performance Measures - We achieved our consolidated production target as Fire Creek's increased mining volumes resulted in 21,163 GEOs produced, supplementing the 10,811 GEOs produced at Midas which were lower than the prior quarter due to decreased metal grades associated with the mining sequence. The quarterly averages were: 772 ore tons milled per day, 0.39 oz/ton gold mill head grades, 6.65 oz/ton silver mill head grades, 0.48 oz/ton GEO mill head grades. Despite lower grades in the third quarter compared to the first half of the year, our year-to-date cash costs per GEO sold decreased from the second quarter as a result of managing our costs and becoming more efficient at our operations. Key performance measures were as follows as our operations continued to provide significant margins:

	Production cash costs per gold ounce sold on a by-product basis		Production cash costs per gold equivalent ounce sold		All-in sustaining costs per gold ounce sold
Three months ended September 30,	2015	2014	2015	2014	2015	2014
Non-IFRS Measure(1)	$512	$439	$621	$573	$858	$690
(1) See Non-IFRS Performance Measures in this MD&A.

•
Cash Flows and Liquidity - Following a September 2015 public offering, we significantly improved our liquidity and financial position by voluntarily prepaying the entire principal balance of the Senior Notes. Our cash balance increased from the prior quarter by 10.6% to $60.3 million as we generated $13.4 million in operating cash flows, used $9.7 million in investing activities, and received $2.7 million from financing activities (net increase in cash of $5.8 million). Our working capital ratio of 3.78 provides us with sufficient liquidity to operate in a volatile metal price environment while responsibly funding future capital investments.

•
Exploration Results - We released updated (increased) mineral resource estimates at Fire Creek and Midas, and continued to encounter high gold grades in both new and existing veins of mineralized material to the west and south at Midas and to the west at Fire Creek.

2015 Full Year Outlook
As a result of the 97,269 GEOs produced (99,461 GEOs sold) during the first nine months of 2015, we now anticipate our full-year 2015 GEOs produced will total approximately 130,000 to 135,000 ounces, an increase of 5,000 GEOs from our previous estimate. We expect our fourth quarter GEO production to increase from the third quarter amounts, with a majority of the additional ounces produced from Fire Creek as we plan on continuing to mine high grade material while benefiting from the cost efficiencies of the longhole stoping program. The first half 2015 production was better than planned due to higher tons and grades from Midas, while the second half production is expected to benefit from higher tons mined and consistent grade performance at Fire Creek.
We are maintaining our full-year projections for production cash costs per GEO sold of $575 to $625 and all-in sustaining costs per gold ounce sold of $750 to $800. We believe our planned fourth quarter production volumes and planned production costs will reduce our full-year production cash costs per GEO sold to within our full-year projected range. We continue to expect our annual capital expenditures will total approximately $43.0 million between both sites. Our annual estimates are summarized in the following table and presented with unaudited results for the nine months ended September 30, 2015:

	Nine months ended September 30, 2015	2015 full year outlook
		Low	High
Gold equivalent ounces produced(1)	97,269	130,000	135,000
Production cash costs per GEO sold(2)	$637	$575	$625
All-in sustaining costs per gold ounce sold(2)	$750	$750	$800
Capital expenditures on mineral properties, plant and equipment	$33,629	n/a	$43,000
(1)  Gold equivalent ounces produced (or gold equivalent grades per ton) are the gold ounces produced (or gold grades) plus the silver ounces produced (or silver grades) divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Measures section of this MD&A for additional detail.

(2) See Non-IFRS Performance Measures in this MD&A.
Major capital and development objectives for 2015 and their current status are as follows:

•
Construction of a lift on the existing tailings dam at Midas to increase tailings capacity. The tailings expansion permit was received in July 2015, construction commenced at the same time, and is expected to be completed in November 2015.

•
Receive the water pollution control permit at Fire Creek to remove the existing mining tonnage limitation, thereby reducing a constraint on future production ramp-ups. This objective was completed during the second quarter of 2015.

•	Completion of the environmental assessment at Fire Creek in the second half of 2015. We continue to work on the environmental assessment and expect to complete it by late 2015.

•
Increase drilling and exploration efforts during 2015 which are focused on expanding our mineral resources through step-out drilling and attempting to locate new discoveries. This objective was largely completed with the release of the results on drilling in the first half resource updates (effective dates of May 31, 2015 and June 30, 2015 for Midas and Fire Creek, respectively) during the third quarter; however, we continue our drilling and exploration efforts to expand our mineral resources and attempt to locate new discoveries.

Health, Safety, and Environmental
Our mining activities are subject to extensive federal, state, and local laws and regulations which govern the protection of the health and safety of our employees and contractors and the environment. At Klondex, environmental stewardship and the health and safety of the people on our mine sites are core values, and we are dedicated to continued improvement.
Health and Safety
During the third quarter of 2015, we had no lost-time injuries at our mines and as of September 30, 2015, had operated 1,078 days (~three years) and 355 days (~one year) at Fire Creek and Midas, respectively, without a lost-time injury. During the third quarter of 2015, the health and safety reportable incident rates at both of our mines were slightly higher than industry averages published by the Mine Safety and Health Administration due to an increase in reportable medical injuries, although none of them had high potential. Consistent with our "continuous improvement" philosophy, we timely reviewed all incidents with management and mine site personnel to identify specific actions to reduce the risk of occurrence.
Environmental
Fire Creek has previously received confirmation from the Bureau of Land Management ("BLM") that the National Environmental Policy Act requires an environmental assessment to be completed and accepted prior to commencing the construction of new infrastructure. We are currently working on and remain on track to complete an environmental assessment for Fire Creek during late 2015, which, once approved by the BLM will allow Fire Creek to construct a new waste rock storage facility and expand other infrastructure.
During the third quarter of 2015, we received the required permits for the tailings expansion at Midas and commenced construction activities. This permit allows us to construct the Phase VI raise to the tailings impoundment to an elevation of 5,680 feet above mean sea level, thereby adding approximately 400,000 tons of tailings capacity. Construction of the Phase VI raise, an engineered reinforced concrete wall, is expected to be completed in November 2015.

Exploration
Following the first quarter 2015 announcement of initial proven and probable mineral reserves at both Fire Creek and Midas, our 2015 exploration efforts have been focused on expanding our mineral resources through step-out drilling and locating new discoveries. During the third quarter of 2015, we released updated mineral resource estimates for both Fire Creek and Midas, and we currently anticipate releasing an updated mineral reserve estimate during the fourth quarter of 2015. The following table provides a summary of the updated mineral resource estimates (effective dates of May 31, 2015 and June 30, 2015 for Midas and Fire Creek, respectively):

		Ounces per ton			Ounces (thousands)
Mineral Resources	Tons (thousands)	Gold	Silver	Gold Equivalent(1)	Gold	Silver	Gold Equivalent(1)
Fire Creek
Measured & Indicated	462.8	1.011	0.783	1.023	467.7	362.4	473.3
Inferred	1,064.9	0.410	0.319	0.415	436.2	339.5	441.5
Midas
Measured & Indicated	1,154.9	0.356	8.400	0.486	411.3	9,700.9	561.6
Inferred	856.8	0.238	4.814	0.312	203.5	4,124.9	267.5
(1) Gold equivalent grades and ounces were calculated using a silver to gold ratio of 64.53:1.
For Fire Creek, net of depletion from mining activities which occurred from the date of the prior mineral resource estimate, the above mineral resource estimate increased measured and indicated GEOs by 52.8 thousand GEOs (or ~13%) and increased inferred GEOs by 78.2 thousand GEOs (or ~22%). For Midas, net of depletion from mining activities which occurred from the date of the prior mineral resource estimation, the updated mineral resource estimate increased measured and indicated GEOs by 35.6 thousand GEOs (or ~7%) and decreased inferred GEOs by 19.5 thousand GEOs (or ~8%).
Fire Creek
Third quarter 2015 underground and surface core drilling totaled 50 holes and 24,772 feet, bringing our nine months ended September 30, 2015 drill hole total to 211 holes and approximately 83,329 feet. During the third quarter of 2015, we continued to extend mineralization along strike and vertically on known veins to the west and east from underground. Highlighted gold grades range from 0.29 - 4.51 gold oz/ton in the West Zone and 0.14 - 0.63 gold oz/ton in the East Zone. Most notable is an 11.2 foot intercept grading gold 0.53 oz/ton on the Karen Vein. There has been insufficient exploration to define a mineral resource in respect of these veins and it is uncertain if further exploration will result in these targets being categorized as a mineral resource. We currently expect to focus our fourth quarter 2015 underground exploration efforts on continued drilling in the West and East Zones from our North drill platforms.
Midas
Third quarter 2015 underground and surface core drilling totaled 36 holes and 24,021 feet, bringing our nine months ended September 30, 2015 drill hole total to 175 holes and approximately 83,718 feet. During the third quarter of 2015, we drilled significant gold and silver intercepts to the west and south of Midas. In the west several significant surface drill intercepts were encountered in the Midas Trend, Rico, and Grant Jackson veins. To the south notable mineralization was encountered in the Queen Vein as well as a body of mineralized material known as the Trinity Zone, which we currently plan to further evaluate to determine if a large, disseminated ore body is present in this area. We plan to continue our exploration during the fourth quarter 2015 in the West and Trinity Zones.
Corporate Developments
During the third quarter of 2015, we worked to complete the requirements to list our common shares on the NYSE MKT Exchange and our shares began trading on October 7, 2015. We are now listed on two major exchanges, the Toronto Stock Exchange (under the ticker symbol "KDX") and NYSE MKT Exchange (under the ticker symbol "KLDX"). On August 6, 2015, we strengthened our executive team by adding John Seaberg as the Senior Vice President, Investor Relations.

Summary of Quarterly Results
The following tables summarize select financial and operating information for the most recent eight quarters (in thousands except ounces sold):

	2015			2014				2013
Quarter ended:	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gold sold (ounces)	27,934	26,768	27,135	26,272	23,166	20,293	930	Nil
Silver sold (ounces)	454,611	543,251	304,557	400,706	315,504	343,025	58,053	Nil
Revenues	$38,436	$41,475	$38,091	$39,290	$34,913	$33,421	$2,381	$
Net income (loss)	$4,116	$3,916	$8,111	$7,969	$6,636	$4,072	$(2,187)	$(10,825)
Net income (loss) per share
Basic	$0.03	$0.03	$0.06	$0.07	$0.06	$0.04	$(0.02)	$(0.18)
Diluted	$0.03	$0.03	$0.06	$0.07	$0.05	$0.04	$(0.02)	$(0.18)
Cash provided by (used in) operating activities	$13,399	$18,776	$4,488	$9,415	$11,104	$11,830	$(2,350)	$(1,122)
As of:
Price per share - CDN$	$3.13	$3.40	$2.62	$1.95	$1.79	$2.00	$1.92	$1.61
Cash	$60,291	$54,498	$43,256	$45,488	$38,571	$14,150	$6,911	$12,701
Current assets	$84,994	$81,166	$70,511	$74,500	$64,997	$38,474	$22,290	$13,004
Current liabilities	$22,476	$32,261	$26,213	$26,221	$21,968	$19,602	$20,432	$12,654
Working capital	$62,518	$48,905	$44,298	$48,279	$43,029	$18,872	$1,858	$350
Total assets	$272,170	$267,289	$254,309	$255,329	$244,200	$222,654	$214,721	$103,283
Prior to, and including the first quarter of 2014, proceeds from metal sales from the bulk-sampling program at Fire Creek were recorded as a reduction to mineral properties. We acquired Midas in the first quarter of 2014 and began to recognize revenue from Midas in that quarter and began to recognize revenue from Fire Creek in the second quarter of 2014. Accordingly, since the first quarter of 2014, our ounces sold, revenues, and income per share have generally increased as we ramped up our mine production and operations. We have also generally experienced similar consistent increases in our share price, cash, working capital, and total assets.
Consolidated Financial Results of Operations

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Revenues	$38,436	$34,913	$118,002	$70,715
Cost of sales
Production costs	21,029	15,848	63,366	34,536
Depreciation and depletion	7,628	7,324	22,442	13,673
Gross profit	9,779	11,741	32,194	22,506
General and administrative expenses	3,454	2,734	9,252	6,748
Loss on asset disposal	—	—	351	—
Income from operations	6,325	9,007	22,591	15,758
Business acquisition costs	—	—	—	(2,050)
(Loss) gain on derivative, net	(66)	407	229	1,860
Finance charges	(2,120)	(2,527)	(6,405)	(6,396)
Loss on extinguishment of senior notes	(2,132)	—	(2,132)	—
Foreign currency gain	5,945	3,898	12,207	4,826
Income before tax	7,952	10,785	26,490	13,998
Income tax expense	3,836	4,149	10,347	5,477
Net income	$4,116	$6,636	$16,143	$8,521

Net income per share - basic	$0.03	$0.06	$0.12	$0.08
Discussions of the above results are provided on the following pages.

Revenues
Gold Revenue - The table below summarizes changes in gold revenue, ounces sold, and average realized prices for the following periods (in thousands, except ounces sold and per ounce amounts):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Total gold revenue (thousands)	$31,715	$29,227	$97,098	$56,935
Gold ounces sold(1)	27,934	23,166	81,837	44,389
Average realized price (per ounce)	1,135	1,262	1,186	1,283

The change in gold revenue was attributable to:	2015 vs. 2014		2015 vs. 2014
Increase in ounces sold	$6,015		$48,032
Decrease in average realized price	(2,925)		(4,268)
Effect of average realized price decrease on ounces sold increase	(602)		(3,601)
	$2,488		$40,163
(1) Includes ounces delivered under the Gold Purchase Agreement (Note 6) and sold under the Gold Supply Agreement (Note 8).
Gold revenues increased during the three and nine months ended September 30, 2015 from the same periods of 2014 as the Midas acquisition was completed in February 2014, after which we began increasing production and ramped up operations at both Midas and Fire Creek. As shown in the Mining Operations section, during the nine months ended September 30, 2015 we increased the total ore tons milled by 56.5% from the same period of 2014, which offset lower average gold mill head grades and increased the number of gold ounces produced. During the three and nine months ended September 30, 2015, we achieved our planned consolidated gold sales levels and sold an additional 4,768 and 37,448 gold ounces, respectively, compared to the same periods of 2014 (despite lower third quarter 2015 production levels at Midas discussed in the Mining Operations section). During the three and nine months ended September 30, 2015, revenue increases were offset by decreases in the average realized price per ounce sold.
Silver Revenue - The table below summarizes changes in silver revenue, ounces sold, and average realized prices for the following periods (in thousands, except ounces sold and per ounce amounts):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Total silver revenue (thousands)	$6,721	$5,686	$20,904	$13,780
Silver ounces sold	454,611	315,504	1,302,419	716,582
Average realized price (per ounce)	14.78	18.02	16.05	19.23

The change in silver revenue was attributable to:	2015 vs. 2014		2015 vs. 2014
Increase in ounces sold	$2,508		$11,266
Decrease in average realized price	(1,022)		(2,279)
Effect of average realized price decrease on ounces sold increase	(451)		(1,863)
	$1,035		$7,124
Silver revenues increased during the three and nine months ended September 30, 2015 from the same periods of 2014 as the Midas acquisition was completed in February 2014, after which we began increasing production and ramped up operations at both Midas and Fire Creek. During the three and nine months ended September 30, 2015, Fire Creek and Midas sold an additional 139,107 and 585,837 silver ounces, respectively, compared to the same periods of 2014. During the three and nine months ended September 30, 2015, the benefits from increased ore tons milled were offset by decreases in our average silver mill head grades and lower average realized prices.

Cost of sales
Total cost of sales consists of production costs and depreciation and depletion. The table below summarizes changes in total cost of sales for the following periods (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Production costs(1)	$21,029	$15,848	$63,366	$34,536
Depreciation and depletion(1)	7,628	7,324	22,442	13,673
	$28,657	$23,172	$85,808	$48,209

The change in cost of sales was attributable to:	2015 vs. 2014		2015 vs. 2014
Increase in gold equivalent ounces sold	$5,424		$39,474
Increase (decrease) in average cost of sales per gold equivalent ounce	49		(1,031)
Effect of average cost per ounce increase (decrease) on gold equivalent ounces sold increase	12		(844)
	$5,485		$37,599
(1) Computed using fixed silver to gold GEO ratios of 66.7:1 and 63.1:1 for the 2015 and 2014 periods, respectively. GEO ratios are not based on the realized selling prices presented in the Non-IFRS Performance Measures section of this MD&A.

Production costs - As discussed above, during the three and nine months ended September 30, 2015, significant increases in the number of gold and silver ounces sold are the primary reason our total Production costs increased. On a per gold equivalent ounce sold basis, our Production costs recorded in the condensed consolidated interim statements of income averaged approximately $686, $582, and $605 per ounce during the first, second, and third quarters of 2015, respectively, resulting in average production costs of $625 per gold equivalent ounce for the first nine months of 2015, compared to $620 per gold equivalent ounce for the same period of 2014. Higher first quarter 2015 production costs were attributable to additional mobile equipment maintenance costs, the acceleration of non-capital waste development activities at Midas, and water and sediment removal costs at Fire Creek. Production costs during the third quarter of 2015 were positively impacted by the long-hole stoping program and additional working faces at Fire Creek, and negatively impacted by mining lower grade areas associated with the required mining sequence at Midas (see the Mining Operations section for additional discussion).
Depreciation and depletion - The cost of our Mineral properties, plant and equipment in service generally increases period over period due to recurring sustaining capital expenditures and planned non-sustaining (expansion) capital expenditures. From January 1, 2014 to September 30, 2015, primarily due to the Midas acquisition the cost balance of our long-lived assets increased $134.5 million; however, due to increases in the mineral resource bases at both Fire Creek and Midas, the amount of depreciation and depletion per gold equivalent ounce sold remained comparable. During the nine months ended September 30, 2015 and 2014, depreciation and depletion per gold equivalent ounce sold averaged approximately $260 and $245 per ounce, respectively.
General and administrative expenses
General and administrative costs totaled $3.5 million and $2.7 million during the third quarters of 2015 and 2014, respectively, and $9.3 million and $6.7 million during the first nine months of 2015 and 2014, respectively. Increases in the 2015 periods are due to higher compensation and benefit costs from increased staff levels at the corporate office due to our growth following the February 2014 acquisition of Midas.
Loss on asset disposal
Loss on disposal totaled $0.4 million during the first nine months of 2015 as we classified a used jumbo drill rig as available for sale during the second quarter which had a carrying value that exceeded its estimated fair value, less costs to sell. The used drill rig was sold in the third quarter of 2015 for $0.2 million.

(Loss) gain on derivative, net
The change in fair value of the derivative, which is related to the gold supply agreement dated as of March 31, 2011 and amended and restated as of October 4, 2011 between our indirect wholly-owned subsidiary, Klondex Gold & Silver Mining Company, and Waterton Global Value, L.P. (the "Gold Supply Agreement"), totaled $(0.1) million and $0.4 million during the third quarters of 2015 and 2014, respectively, and $0.2 million and $1.9 million during the first nine months of 2015 and 2014, respectively. Gains were largely attributable to the decrease in fair value of the derivative liability due to declining estimates of forward metal prices, which were partially offset by losses recorded for gold ounces sold to the counterparty under the Gold Supply Agreement. For additional detail on the Gold Supply Agreement, including amounts recorded to (Loss) gain on derivative, net, see Note 8. Derivative Liability Related to Gold Supply Agreement in the notes to the condensed consolidated interim financial statements.
Finance charges
Finance charges totaled $2.1 million and $2.5 million during the third quarters of 2015 and 2014, respectively, and $6.4 million and $6.4 million during the first nine months of 2015 and 2014, respectively. Finance charges are primarily related to the 11.0% senior secured notes issued on February 2014 (the "Senior Notes") and effective interest on the gold purchase agreement dated February 11, 2014 between us and Franco-Nevada GLW Holdings Corp. (the "Gold Purchase Agreement"), both of which contributed to financing the Midas acquisition. As discussed below, the Senior Notes were repaid during the third quarter of 2015. For additional detail on our borrowing agreements and amounts recorded to Finance charges, see Note 11. Finance Charges in the notes to the condensed consolidated interim financial statements.
Loss on extinguishment of senior notes
Loss on extinguishment of senior notes totaled $2.1 million during the third quarter and first nine months of 2015 and related to the voluntary early repayment of the Senior Notes. We incurred (and paid) a 4% early redemption penalty on the unpaid principal balance of the Senior Notes, which totaled $0.7 million, and wrote-off unamortized issuance costs of $1.5 million.
Foreign currency gain
Foreign currency gain totaled $5.9 million and $3.9 million during the third quarters of 2015 and 2014, respectively, and $12.2 million and $4.8 million during the first nine months of 2015 and 2014, respectively, and primarily relate to unrealized amounts on intercompany loan balances which we expect to settle in due course.
Income tax expense
Income tax expense totaled $3.8 million and $4.1 million during the third quarters of 2015 and 2014, respectively, and $10.3 million and $5.5 million during the first nine months of 2015 and 2014, respectively, and includes amounts for the State of Nevada net proceeds tax and federal income tax. Income tax expense reflects unbenefited losses in Canada. See 12. Income Taxes in the notes to the condensed consolidated interim financial statements for additional detail.
Net income and Net income per share - basic
For the reasons discussed above, we reported net income of $4.1 million (or $0.03 per share) and $6.6 million (or $0.06 per share) during the third quarters of 2015 and 2014, respectively, and $16.1 million (or $0.12 per share) and $8.5 million (or $0.08 per share) during the first nine months of 2015 and 2014, respectively.

Mining Operations
Consolidated

	Three months ended September 30,			Nine months ended September 30,
Mine operations	2015	2014	Change	2015	2014		Change
Ore tons milled	70,997	54,743	16,254	191,721	122,517		69,204
Average gold mill head grade (oz/ton)	0.39	0.64	(0.25)	0.44	0.52		(0.08)
Average silver mill head grade (oz/ton)	6.65	6.95	(0.30)	7.13	7.25		(0.12)
Average gold equivalent mill head grade (oz/ton)(1)	0.48	0.74	(0.26)	0.54	0.63		(0.09)
Average gold recovery rate (%)	94.1%	94.6%	(0.5%)	94.2%	94.1%		0.1%
Average silver recovery rate (%)	94.0%	95.8%	(1.8%)	92.9%	95.4%		(2.5%)
Gold produced (ounces)	26,300	33,339	(7,039)	80,077	63,977		16,100
Silver produced (ounces)	443,576	364,435	79,141	1,270,504	847,825		422,679
Gold equivalent produced (ounces)(1)	32,076	38,545	(6,469)	97,269	76,688		20,581
Gold sold (ounces)(2)	27,934	23,166	4,768	81,837	46,828	(3)	35,009
Silver sold (ounces)	454,611	315,504	139,107	1,302,419	716,582		585,837
Gold equivalent sold (ounces)(1)(2)(4)	33,853	27,673	6,180	99,461	57,571	(3)	41,890
Revenues and realized prices
Gold revenue (000s)	$31,715	$29,227	$2,488	$97,098	$56,935		$40,163
Silver revenue (000s)	6,721	5,686	1,035	20,904	13,780		7,124
Total revenues (000s)	$38,436	$34,913	$3,523	$118,002	$70,715		$47,287
Average realized gold price ($/oz)	$1,135	$1,262	$(127)	$1,186	$1,283		$(97)
Average realized silver price ($/oz)	$14.78	$18.02	$(3.24)	$16.05	$19.23		$(3.18)
Non-IFRS Measures
Production cash costs per gold ounce sold on a by-product basis(4)	$512	$439	$73	$519	$468		$51
Production cash costs per GEO sold(4)	$621	$573	$48	$637	$626		$11
All-in sustaining costs per gold ounce sold(4)	$858	$690	$168	$750	$819		$(69)
(1)  Gold equivalent ounces produced (or gold equivalent grades per ton) are the gold ounces produced (or gold grades) plus the silver ounces produced (or silver grades) divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Measures section of this MD&A for additional detail.

(2) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 6 and 8 to the notes to condensed consolidated interim financial statements for additional detail.

(3) Includes 2,439 gold ounces ($3.0 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mineral property. Accordingly, proceeds from such ounces sold are excluded from Revenues for the first quarter and first nine months of 2014 while being presented in the above table.

(4) This is a non-IFRS measure; refer to the Non-IFRS Measures section of this MD&A for additional detail.
On a consolidated basis, Fire Creek's and Midas's third quarter 2015 results included the sale of 33,853 GEOs, consisting of 27,934 gold ounces and 454,611 silver ounces, as higher production from Fire Creek was offset by lower production from Midas due to lower average grades associated with the mining sequence. Grades at Midas are expected to increase in the fourth quarter. To lessen the impact of Midas's lower grades on our quarterly consolidated ounce production, we increased the tons milled from both Midas and Fire Creek. Our third quarter 2015 per ounce costs continued to generate significant cash margins. GEO production in the third quarter of 2014 was higher than the current quarter as Fire Creek's quarterly average gold mill head grade was 1.63 oz/ton, which was exceptionally high.
Our average gold equivalent mill head grades during the third quarter and first nine months of 2015 were 0.48 oz/ton and 0.54 oz/ton, respectively, and on both a consolidated and individual mine site basis, can vary from the average gold equivalent grades of the mineral resource estimates for each site. During our mining activities at Fire Creek, we frequently encounter mineralization not included in the mineral resource estimate that can be processed economically. Often times, rather than leaving such mineralization for future extraction, we mine the area when encountered so not to potentially sterilize the mineralization or incurr additional costs to re-access and mine it at a later date. We believe this is a significant positive aspect of Fire Creek as the average gold equivalent mill head grade was 0.98 oz/ton during first nine months of 2015 which includes mineralized material mined from areas excluded from the current mineral resource estimate. At Midas, additional design work and underground development are required to enable access to some of the higher grade areas included in the mineral resource estimate. Once this is completed, we expect our gold equivalent grades to approximate (and in certain periods exceed) those which are stated in the current mineral resource estimate.
Fire Creek Project

	Three months ended September 30,			Nine months ended September 30,
Mine operations	2015	2014	Change	2015	2014		Change
Ore tons milled	22,851	17,501	5,350	63,324	39,591		23,733
Average gold mill head grade (oz/ton)	0.97	1.63	(0.66)	0.96	1.31		(0.35)
Average silver mill head grade (oz/ton)	1.11	1.55	(0.44)	1.12	1.19		(0.07)
Average gold equivalent mill head grade (oz/ton)(1)	0.98	1.65	(0.67)	0.98	1.33		(0.35)
Average gold recovery rate (%)	94.1%	94.7%	(0.6%)	94.3%	94.0%		0.3%
Average silver recovery rate (%)	93.9%	95.8%	(1.9%)	92.8%	95.6%		(2.8%)
Gold produced (ounces)	20,843	26,983	(6,140)	57,298	51,446		5,852
Silver produced (ounces)	23,818	25,987	(2,169)	66,056	44,956		21,100
Gold equivalent produced (ounces)(1)	21,163	27,344	(6,181)	58,224	52,116		6,108
Gold sold (ounces)(2)	22,203	17,825	4,378	58,743	37,740	(3)	21,003
Silver sold (ounces)	13,248	19,181	(5,933)	58,218	34,637		23,581
Gold equivalent sold (ounces)(1)(2)(4)	22,381	18,091	4,290	59,560	38,256	(3)	21,304
Revenues and realized prices
Gold revenue (000s)	$25,081	$22,487	$2,594	$69,206	$45,334		$23,872
Silver revenue (000s)	201	336	(135)	962	661		301
Total revenues (000s)	$25,282	$22,823	$2,459	$70,168	$45,995		$24,173
Average realized gold price ($/oz)	$1,130	$1,262	$(132)	$1,178	$1,281		$(103)
Average realized silver price ($/oz)	$15.17	$17.52	$(2.35)	$16.52	$19.08		$(2.56)
Non-IFRS Measures
Production cash costs per gold ounce sold on a by-product basis(4)	$447	$342	$105	$466	$425		$41
Production cash costs per GEO sold(4)	$452	$356	$96	$475	$437		$38
(1)  Gold equivalent ounces produced (or gold equivalent grades per ton) are the gold ounces produced (or gold grades) plus the silver ounces produced (or silver grades) divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Measures section of this MD&A for additional detail.

(2) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 6 and 8 to the notes to condensed consolidated interim financial statements for additional detail.

(3) Includes 2,439 gold ounces ($3.0 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mineral property. Accordingly, proceeds from such ounces sold are excluded from Revenues for the first quarter and first nine months of 2014 while being presented in the above table.

(4) This is a non-IFRS measure; refer to the Non-IFRS Measures section of this MD&A for additional detail.
Operations - Fire Creek performed well during the third quarter of 2015, with an average daily milling rate of approximately 248 tons per day (216 tons per day in the second quarter of 2015), an average gold mill head grade of 0.97 oz/ton (1.00 oz/ton in the second quarter of 2015), and quarterly gold production of 20,843 ounces (18,558 gold ounces produced in the second quarter of 2015). Our gold production increased during the third quarter of 2015 from the previous two quarters due to higher tons milled as we had access to additional working faces, including the ability to longhole stope in the Karen vein which accounted for approximately 15% of the ore tons mined during the third quarter of 2015. The longhole stoping program has improved our production rates and costs from the first six months of 2015 while maintaining the average gold mill head grade, and we expect such trend to continue during the fourth quarter. GEO production in the third quarter of 2014 was higher than the current quarter as Fire Creek's quarterly average gold mill head grade was 1.63 oz/ton, which was exceptionally high.

Gold and silver revenues and underlying ounces sold increased during the three and nine months ended September 30, 2015 from the same periods of 2014 as the prior period results reflect Fire Creek's ramp-up phase following our February 2014 acquisition of Midas. Production cash costs per gold ounce sold on a by-product basis of $447 and production cash costs per GEO sold of $452 decreased from the first half of 2015 due largely to the reasons discussed above. In both the 2015 and 2014 periods, our year-to-date and quarterly performance measures demonstrate Fire Creek's consistency in generating significant cash margins at varying mining rates.
Development - During the nine months ended September 30, 2015, capital expenditures at Fire Creek totaled $13.8 million, consisting primarily of planned drilling and mine development.
Midas Mine and Mill

	Three months ended September 30,			Nine months ended September 30,
Mine operations	2015	2014	Change	2015	2014	Change
Ore tons milled	48,146	37,242	10,904	128,397	82,926	45,471
Average gold mill head grade (oz/ton)	0.12	0.17	(0.05)	0.19	0.15	0.04
Average silver mill head grade (oz/ton)	9.27	9.48	(0.21)	10.09	10.14	(0.05)
Average gold equivalent mill head grade (oz/ton)(1)	0.24	0.31	(0.07)	0.32	0.30	0.02
Average gold recovery rate (%)	94.1%	94.4%	(0.3%)	93.7%	93.9%	(0.2%)
Average silver recovery rate (%)	94.0%	95.8%	(1.8%)	92.9%	95.4%	(2.5%)
Gold produced (ounces)	5,457	6,356	(899)	22,779	12,531	10,248
Silver produced (ounces)	419,758	338,448	81,310	1,204,448	802,869	401,579
Gold equivalent produced (ounces)(1)	10,811	11,198	(387)	38,753	24,622	14,131
Gold sold (ounces)(2)	5,731	5,341	390	23,094	9,088	14,006
Silver sold (ounces)	441,363	296,323	145,040	1,244,201	681,945	562,256
Gold equivalent sold (ounces)(1)(2)(3)	11,361	9,580	1,781	39,595	19,358	20,237
Revenues and realized prices
Gold revenue (000s)	$6,634	$6,740	$(106)	$27,892	$11,601	$16,291
Silver revenue (000s)	6,520	5,350	1,170	19,942	13,119	6,823
Total revenues (000s)	$13,154	$12,090	$1,064	$47,834	$24,720	$23,114
Average realized gold price ($/oz)	$1,158	$1,262	$(104)	$1,208	$1,277	$(69)
Average realized silver price ($/oz)	$14.77	$18.05	$(3.28)	$16.03	$19.24	$(3.21)
Non-IFRS Measures
Production cash costs per gold ounce sold on a by-product basis(3)	$765	$760	$5	$654	$633	$21
Production cash costs per GEO sold(3)	$960	$982	$(22)	$885	$975	$(90)
(1)  Gold equivalent ounces produced (or gold equivalent grades per ton) are the gold ounces produced (or gold grades) plus the silver ounces produced (or silver grades) divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Measures section of this MD&A for additional detail.

(2) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 6 and 8 to the notes to condensed consolidated interim financial statements for additional detail.

(3) This is a non-IFRS measure; refer to the Non-IFRS Measures section of this MD&A for additional detail.
Operations - During the third quarter of 2015, with an average daily milling rate of approximately 523 tons per day (477 tons per day in the second quarter of 2015), an average gold mill head grade of 0.12 oz/ton (0.20 oz/ton in the second quarter of 2015), and an average silver mill head grade of 9.27 oz/ton (11.03 oz/ton in the second quarter of 2015), quarterly production totaled 5,457 gold ounces and 419,758 silver ounces. During the third quarter of 2015, lower metal grades were associated with the required mining sequences in the longitudinal longhole retreat mining fronts and the sequence of higher grade longhole stopes in the 805 and 905 veins off of Spiral 8 due to the discovery of south extensions into previously unrecognized mineralization. Ore development in these areas had to be completed before longhole stoping could begin. This resulted in mining areas with lower grades which decreased production levels compared to the prior quarter and resulted in the sale of 11,361 GEOs during the third quarter of 2015. Although near-term production mining activities will continue to support future mine planning, during the fourth quarter of 2015 we expect our grades to increase for the reasons discussed above as well as bringing the recently discovered 505 vein into production.
Gold and silver revenues and underlying ounces sold increased during the three and nine months ended September 30, 2015 from the same periods of 2014 as the prior period results reflect the ramp-up phase following our February 2014 acquisition of Midas. For the reasons discussed above, our production cash costs per gold ounce sold on a by-product basis of $765 and production cash costs per GEO sold of $960 increased from the first half of 2015, in which production cash costs per gold ounce sold on a by-product basis were $619 and production cash costs per GEO sold were $853.
Development - During the nine months ended September 30, 2015, capital expenditures at Midas totaled $20.0 million, consisting primarily of planned drilling and mine development expenditures, mill and processing facility costs, construction of an assay lab, and construction activities for the tailings dam expansion.
Financial Position, Liquidity, and Capital Resources
General Strategy
It is our goal to maintain sufficient liquid assets and access to capital resources. To accomplish this, we regularly perform short and long-term cash flow forecasts using current assumptions of future gold and silver prices, foreign exchange rates, production rates, and operating and capital costs. Our liquidity and capital resources management strategy entails a disciplined approach in monitoring the timing and amount of any capital investment in our mines or mineral properties while continually remaining in a position which we believe will allow us to respond to changes in our business environment, such as a decrease in metal prices, and changes in other factors beyond our control.
Our capital structure consists of a mixture of debt and other obligations, and shareholders' equity. We regularly review our capital structure and evaluate various financing options and strategies that may improve our current liquidity and financial condition, are attainable on favorable and reasonable terms, and are permissible under our existing debt agreements and other obligations. Such financing options may include, but are not limited to, revolving borrowing facilities, equipment financing, term loan facilities, refinancing existing obligations, and/or the issuance of equity securities or other instruments. Due to continually changing financial markets, commodity prices, and general operational risks, there can be no assurance that any financing options will be possible when, or if, required or desired by us on terms favorable to us or at all.
Liquidity and Capital Resources
During the third quarter of 2015, following a September 2015 public offering (see Note 10. Share Capital and Share-Based Compensation), we significantly improved our liquidity and financial position by voluntarily repaying the entire unpaid principal balance of the Senior Notes early. We received net proceeds from the equity offering of $18.6 million, which were used to repay the June 30, 2015 Senior Notes principal balance of $17.6 million. We incurred an early prepayment penalty of 4% on the unpaid principal balance of the Senior Notes, which totaled $0.7 million and was paid during the third quarter of 2015.
At September 30, 2015, our Cash balance totaled $60.3 million, increasing $14.8 million from the December 31, 2014 balance of $45.5 million. We have placed substantially all of our cash in operating accounts with two high-quality financial institutions, thereby ensuring balances remain readily available. Due to the nature of our operations, the composition of our balance sheet assets, and because we do not currently have access to any revolving borrowing facilities, our current assets, which include Cash, Trade receivables, Inventories, and Prepaid expenses and other, represent substantially all of our liquid assets on hand and available sources of liquidity.
The following table summarizes the estimated recoverable gold and silver ounces contained in our Inventories as of September 30, 2015:

	Gold Ounces	Silver Ounces
Stockpiles	3,692	43,804
In-process	6,321	99,977
Doré finished goods	4,981	114,446
	14,994	258,227
Although gold and silver metal prices generally decreased during the first nine months of 2015, we continued to maintain sufficient working capital and increased our cash balance largely due to the $36.7 million of cash flows generated by our operations as the public offering proceeds were offset by the Senior Notes repayment. The following table summarizes our working capital (total current assets less total current liabilities) and working capital ratio (total current assets divided by total current liabilities) (in thousands, except working capital ratio):

	September 30, 2015	December 31, 2014	Change
Total current assets	$84,994	$74,500	$10,494
Total current liabilities	22,476	26,221	(3,745)
Working capital	$62,518	$48,279	$14,239
Working capital ratio	3.78	2.84	0.94
Our working capital increased $14.2 million (approximately 29.5%) from December 31, 2014 to September 30, 2015, while our working capital ratio increased by 33.1%. During the first nine months of 2015, our $14.8 million increase in Cash (discussed in the Sources and Uses of Cash section) was partially offset by decreases of $3.5 million to Inventories and $1.0 million to Prepaid expenses and other. During the same time period, we experienced an increase of $3.5 million in Accounts payable and accrued liabilities which was offset by decreases of $3.2 million to Senior notes, current and $2.9 million to Obligations under gold purchase agreement, current.
Our September 30, 2015 working capital and cash balance will be used, in part, to deliver gold ounces under the Gold Purchase Agreement (7,875 ounces over the next 12 months) and to fund sustaining and expansion capital expenditures at our mines (expected to total approximately US$9.4 million for the fourth quarter of 2015). At current metal price levels and using our estimates of future production and costs, we believe our cash flows from operating activities together with our working capital, will be sufficient to fund our business for at least the next 12 months. See the Contractual Obligations section for additional detail on the timing and amounts of our future cash requirements.
Sources and Uses of Cash (in thousands):

	Three months ended September 30,			Nine months ended September 30,
	2015	2014	Change	2015	2014	Change
Net income	$4,116	$6,636	$(2,520)	$16,143	$8,521	$7,622
Net non-cash adjustments	9,232	5,982	3,250	19,474	13,582	5,892
Net change in non-cash working capital	51	(1,514)	1,565	1,045	(1,502)	2,547
Net cash provided by operating activities	13,399	11,104	2,295	36,662	20,601	16,061
Net cash used in investing activities	(9,728)	(302)	(9,426)	(23,809)	(96,231)	72,422
Net cash provided by financing activities	2,665	13,990	(11,325)	3,298	101,776	(98,478)
Effect of foreign exchange on cash balances	(543)	(371)	(172)	(1,348)	(276)	(1,072)
Net increase in cash	5,793	24,421	(18,628)	14,803	25,870	(11,067)
Cash, beginning of period	54,498	14,150		45,488	12,701
Cash, end of period	$60,291	$38,571		$60,291	$38,571
Operating Cash Flows - Although gold and silver metal prices generally decreased during the first nine months of 2015, our 2015 cash flows from operations increased compared to the respective 2014 periods as we sold a higher number of GEOs. During the three and nine months ended September 30, 2015, the increased production volumes at of our mines generated $2.3 million and $16.1 million, respectively, of additional net operating cash flows compared to the same periods of 2014 (when operations were ramping up following the February 2014 acquisition of Midas). Net cash provided by operating activities is inclusive of 1,875 gold ounces ($2.5 million of revenue) and 5,625 gold ounces ($7.4 million of revenue), respectively, delivered under our Gold Purchase Agreement during the three and nine months ended September 30, 2015, which results in no cash inflows to us. During the first nine months ended September 30, 2015, our production cash costs per GEO sold totaled $637 and our production cash costs per gold ounce sold on a by-product basis totaled $519, both of which were significantly less than our $1,186 average realized gold price during the period. Additionally, changes to our working capital benefited our cash balance by $1.6 million and $2.5 million during the three and nine months ended September 30, 2015, respectively, compared to the same periods of 2014.
Investing Cash Flows - During the first nine months of 2015, net cash used in investing activities decreased by $72.4 million compared to the same period of 2014 in which we acquired Midas for $57.7 million and increased restricted cash in support of our reclamation bonds by $21.3 million. During the three and nine months ended September 30, 2015, we decreased our net restricted cash balances by $3.0 million and $9.8 million, respectively, and funded capital expenditures at our mines of $12.7 million and $33.6 million, respectively.

Financing Cash Flows - During the first nine months of 2015, net cash provided by financing activities decreased by $98.5 million compared to the same period of 2014 in which we completed certain large debt and equity transactions to finance the February 2014 acquisition of Midas. During the nine months ended September 30, 2015, cash proceeds received from the exercise of warrants and share options and a September public offering totaled $24.1 million, and exceeded the cash payments required to service our Senior Notes' principal and interest payments of $19.2 million and $1.6 million, respectively. The Senior Notes were voluntarily repaid early during the third quarter of 2015.
Foreign Currency Effect on Cash - A portion of our Cash is held in bank accounts denominated in Canadian dollars. Generally speaking, when the US dollar strengthens against the Canadian dollar, we experience negative foreign currency translation adjustments on our Canadian dollar cash balances (the opposite is true when the Canadian dollar strengthens against the U.S. dollar). Changes in exchange rates resulted in decreases of $0.5 million and $1.3 million, respectively, to our cash balances during the three and nine months ended September 30, 2015.
Contractual Obligations
The following table provides our gross contractual obligations as of September 30, 2015 (in thousands):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Obligations under Gold Purchase Agreement(1)	$6,006	$17,020	$2,686	$—	$25,712
Decommissioning provision(2)	—	—	—	19,140	19,140
	$6,006	$17,020	$2,686	$19,140	$44,852
(1) The Gold Purchase Agreement requires the physical delivery of gold ounces. For additional information see Note 6 - Obligations Under Gold Purchase Agreement to the notes to the condensed consolidated interim financial statements.

(2) For additional information on this contractual obligation see Note 9 - Decommissioning Provision to the notes to the condensed consolidated interim financial statements.
Debt Covenants
The Gold Purchase Agreement contains representations and warranties, events of default, and covenants that are customary for agreements of this type that, among other things, restrict or limit our ability to incur or guarantee additional debt. At September 30, 2015 and as of the date of this MD&A, we were in compliance with the covenants and terms of the Gold Purchase Agreement.
Off-Balance Sheet Arrangements
As of September 30, 2015, there were no off-balance sheet arrangements.
Non-IFRS Performance Measures
We have included the non-IFRS measures “Production cash costs per gold ounce sold on a by-product basis”, "Production cash costs per gold equivalent ounce", and “All‐in sustaining costs per ounce” (collectively, the "Non-IFRS Measures") in this MD&A. These Non-IFRS Measures are used internally to assess our operating and economic performance and to provide key performance information to management. We believe that these Non-IFRS Measures, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate our performance and ability to generate cash flows required to fund our business. These Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These Non-IFRS Measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to or consistent with measures used by other issuers or with amounts presented in our financial statements.
Our primary business is gold production and our future development and current operations primarily focus on maximizing returns from such gold production. As a result, our Non-IFRS Measures are calculated and disclosed on a per gold ounce basis.

Production Cash Costs Per Gold Ounce Sold on a By-product Basis
Production cash costs per gold ounce sold on a by-product basis presents our cash costs associated with the production of gold and, as such, non-cash depreciation and depletion charges are excluded. Production cash costs per gold ounce sold on a by-product basis is calculated on a per ounce of gold sold basis, and includes all direct and indirect operating costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties (State of Nevada net proceeds taxes are excluded), net of revenues earned from silver sales (table in thousands, except ounces sold and per ounce amounts):

	Three months ended September 30, 2015			Three months ended September 30, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Production costs	$10,124	$10,905	$21,029	$6,440		$9,408	$15,848
Less: silver by-product revenues	(201)	(6,520)	(6,721)	(336)		(5,350)	(5,686)
	9,923	4,385	14,308	6,104		4,058	10,162
Gold ounces sold(1)	22,203	5,731	27,934	17,825		5,341	23,166
Production cash costs per gold ounce sold on a by-product basis	$447	$765	$512	$342		$760	$439

	Nine months ended September 30, 2015			Nine months ended September 30, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Production costs	$28,316	$35,050	$63,366	$15,666		$18,870	$34,536
Less: silver by-product revenues	(962)	(19,942)	(20,904)	(661)		(13,119)	(13,780)
	27,354	15,108	42,462	15,005		5,751	20,756
Gold ounces sold(1)	58,743	23,094	81,837	35,301	(2)	9,088	44,389	(2)
Production cash costs per gold ounce sold on a by-product basis	$466	$654	$519	$425		$633	$468
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 6 and 8 to the notes to condensed consolidated interim financial statements for additional detail.

(2) Excludes 2,439 gold ounces ($3.0 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mineral property. Accordingly, when compared to the Consolidated and Fire Creek mining statistics presented elsewhere in this MD&A, the nine months ended September 30, 2014 gold ounces sold presented in the table above is lower by 2,439 gold ounces.

Production Cash Costs per Gold Equivalent Ounce Sold
Production cash costs per gold equivalent ounce sold presents our cash costs associated with the production of gold equivalent ounces and, as such, non-cash depreciation and depletion charges are excluded. Production cash costs per gold equivalent ounce sold is calculated on a per gold equivalent ounce sold basis, and includes all direct and indirect operating costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties (State of Nevada net proceeds taxes are excluded). Gold equivalent ounces are computed as the number of silver ounces required to generate the revenue derived from the sale of one gold ounce, using average realized selling prices. Beginning with the second quarter of 2015, we began using realized selling prices instead of budgeted selling prices to calculate gold equivalent ounces and, as such, gold equivalent ounces presented below may differ from previously reported amounts (table in thousands, except ounces sold and per ounce amounts):

	Three months ended September 30, 2015			Three months ended September 30, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Average realized price per gold ounce sold	$1,130	$1,158	$1,135	$1,262		$1,262	$1,262
Average realized price per silver ounce sold	$15.17	$14.77	$14.78	$17.52		$18.05	$18.02
Silver ounces equivalent to revenue from one gold ounce	74.5	78.4	76.8	72.0		69.9	70.0
Silver ounces sold	13,248	441,363	454,611	19,181		296,323	315,504
GEOs from silver ounces sold	178	5,630	5,919	266		4,239	4,507
Gold ounces sold(1)	22,203	5,731	27,934	17,825		5,341	23,166
Gold equivalent ounces	22,381	11,361	33,853	18,091		9,580	27,673
Production costs	$10,124	$10,905	$21,029	$6,440		$9,408	$15,848
Production cash costs per GEO sold	$452	$960	$621	$356		$982	$573

	Nine months ended September 30, 2015			Nine months ended September 30, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Average realized price per gold ounce sold	$1,178	$1,208	$1,186	$1,281		$1,277	$1,283
Average realized price per silver ounce sold	$16.52	$16.03	$16.05	$19.08		$19.24	$19.23
Silver ounces equivalent to revenue from one gold ounce	71.3	75.4	73.9	67.1		66.4	66.7
Silver ounces sold	58,218	1,244,201	1,302,419	34,637		681,945	716,582
GEO from silver ounces sold	817	16,501	17,624	516		10,270	10,743
Gold ounces sold(1)	58,743	23,094	81,837	35,301	(2)	9,088	44,389	(2)
Gold equivalent ounces	59,560	39,595	99,461	35,817		19,358	55,132
Production costs	$28,316	$35,050	$63,366	$15,666		$18,870	$34,536
Production cash costs per GEO sold	$475	$885	$637	$437		$975	$626
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 6 and 8 to the notes to condensed consolidated interim financial statements for additional detail.

(2) Excludes 2,439 gold ounces ($3.0 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mineral property. Accordingly, when compared to the Consolidated and Fire Creek mining statistics presented elsewhere in this MD&A, the nine months ended September 30, 2014 gold ounces sold presented in the table above is lower by 2,439 gold ounces.

All-in Sustaining Costs per Gold Ounce Sold
All-in sustaining costs per gold ounce sold presents the full cost of gold production from our current operations, therefore, capital amounts related to expansion projects are excluded. Certain other cash expenditures, including State of Nevada net proceeds taxes, federal tax payments, and financing costs are also excluded. Our calculation of all-in sustaining costs per gold ounce is consistent with the June 2013 guidance released by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry.
We calculate our all-in sustaining costs per gold ounce sold on a consolidated basis as ore from both Fire Creek and Midas is processed at Midas and because general and administrative expenses are related to our mining operations as a whole. All-in sustaining costs per gold ounce sold includes all (1) direct and indirect operating cash costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties, (2) general and administrative expenses, (3) decommissioning provision accretion, and (4) sustaining capital expenditures, the total of which is reduced for revenues earned from silver sales (table in thousands, except ounces sold and per ounce amounts):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Production costs	$21,029	$15,848	$63,366	$34,536
General and administrative expenses	3,454	2,734	9,252	6,748
Decommissioning provision accretion	107	68	299	266
Sustaining capital expenditures	6,112	3,029	9,396	8,567
Less: Silver revenue	(6,721)	(5,686)	(20,904)	(13,780)
	23,981	15,993	61,409	36,337
Gold ounces sold(1)	27,934	23,166	81,837	44,389	(2)
All-in sustaining costs per gold ounce sold	$858	$690	$750	$819
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 6 and 8 to the Notes to Condensed Consolidated Interim Financial Statements for additional detail.

(2) Excludes 2,439 gold ounces ($3.0 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mineral property. Accordingly, when compared to the Consolidated and Fire Creek mining statistics presented elsewhere in this MD&A, the nine months ended September 30, 2014 gold ounces sold presented in the table above is lower by 2,439 gold ounces.

We define sustaining capital expenditures as those costs which do not contribute to a material increase in annual gold ounce production over the next 12 months. As such, sustaining capital expenditures exclude amounts for certain exploration activities, underground mine development in which the production benefit will be primarily realized in periods greater than the next 12 months, certain capital expenditures at the corporate office, and permitting activities related to expansion efforts. The following table reconciles sustaining capital expenditures to our total capital expenditures (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Sustaining capital expenditures	$6,112	$3,029	$9,396	$8,567
Expansion and non-sustaining expenditures	6,631	4,309	24,233	8,699
	$12,743	$7,338	$33,629	$17,266
Critical Accounting Policies and Significant Judgments and Estimates
Changes in Accounting Policies
Other than third quarter 2015 change in presentation currency discussed in Note 2. Significant Accounting Policies to these condensed consolidated interim financial statements, the preparation of our condensed consolidated interim financial statements follows the same accounting policies disclosed in Note 2. Summary of Significant Accounting Policies of our audited consolidated financial statements for the year ended December 31, 2014. We continue to evaluate the impacts of the recently issued, but not yet effective, accounting pronouncements disclosed in Note 3. Recent Accounting Pronouncements of our audited consolidated financial statements for the year ended December 31, 2014.
Significant Judgments and Estimates
The preparation of the unaudited condensed consolidated interim financial statements requires management to make judgments, assumptions, and estimates that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and reported amounts of revenues, expenses, and taxes during the reporting period. Actual results may differ from estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant at the time such estimates are made. Revisions to estimates and the resulting impacts on the carrying amounts of our assets and liabilities are accounted for prospectively.
In preparing our unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2015, we applied the critical judgments and estimates disclosed in Note 2. Summary of Significant Accounting Policies of our audited consolidated financial statements for the year ended December 31, 2014.

Internal Controls Over Financial Reporting
National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“National Instrument 52-109”) requires public companies in Canada to submit interim and annual certificates relating to the design of internal control over financial reporting (“ICFR”) and an annual certificate that includes evaluating the effectiveness of ICFR. Our ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining ICFR. We used the 2013 Commission of Sponsoring Organizations of the Treadway Commission (COSO) framework as the basis for designing our ICFR. Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
There were no changes in ICFR during the three and nine months ended September 30, 2015 that are reasonably likely to materially affect or that have materially affected ICFR.
Disclosure Controls and Procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including our Chief Executive Officer and Chief Financial Officer, to enable this information to be reviewed and discussed so that appropriate decisions can be made regarding the timely public disclosure of the information. Our Chief Executive Officer and Chief Financial Officer each evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2014 and concluded that these controls and procedures were effective. Since the December 31, 2014 evaluation, there have been no material changes to our disclosure controls and procedures.
Exchange Listing and Outstanding Share Data
Our common shares are listed on the Toronto Stock Exchange under the symbol “KDX” and on the NYSE MKT Exchange under the symbol "KLDX". We have an unlimited number of common shares authorized for issuance. As of September 30, 2015, we had 139,043,708 common shares issued and outstanding, 10,562,740 outstanding share purchase options, and 8,385,566 outstanding share purchase warrants. As of November 9, 2015, we had 139,323,363 common shares issued and outstanding, 10,250,952 outstanding purchase options, and 8,364,366 outstanding share purchase warrants, and 569,344 outstanding common share awards.
Cautionary Notes
Forward-Looking Statements
This MD&A contains "forward-looking information" within the meaning of Canadian securities legislation. All forward-looking information contained in this MD&A is given as of the date hereof. In certain cases, forward-looking information can be identified by the use of words such as "believe", "intend", "may", "will", "should", "could", "plans", "anticipates", "believes", "potential", "intends", "expects" and other similar expressions. Forward-looking information reflects the current expectations and assumptions of management, and is subject to a number of known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information, including, but not limited to information relating to the actual results of exploration and evaluation activities, actual results of reclamation activities, the estimation or realization of mineral resources and mineral reserves, the timing and amount of estimated future production, the timing and receipt of required permits and approvals, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, the sufficiency of working capital, and the future prices of precious and base metals, is inherently uncertain. In addition, the timing and magnitude of certain events are inherently risky and uncertain, particularly as they relate to the possible variations in mineral grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.
Key assumptions upon which our forward-looking information is based include the following: estimated prices for gold and silver; being able to secure new financing to continue exploration, development and operational activities; currency exchange rates; our ability to comply with environmental, safety and other regulatory requirements and being able to obtain regulatory approvals (including licenses and permits) in a timely manner; there not being any material adverse effects arising as a result of political instability, taxes or royalty increases, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the regions in which we operate; us being able to achieve our growth strategy; our operating costs; key personnel and access to all equipment necessary to operate the Fire Creek Project and the Midas Mine.
These assumptions should be carefully considered. You are cautioned not to place undue reliance on the forward-looking information or the assumptions on which our forward-looking information is based. You are advised to carefully review and consider the risk factors identified in this MD&A under the heading "Risk Factors" as well as other factors identified and described in more detail under the heading “Risk Factors” in our most recent Annual Information Form and our other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively, for a discussion of the factors that could cause our actual results and performance to be materially different from any anticipated future results or performance expressed or implied by the forward-looking information. You are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that you consult the more complete discussion of our business, financial condition and prospects that are included in this MD&A. The forward-looking information contained in this MD&A is given as of the date hereof and, accordingly, is subject to change after such date.
Although we believe that the assumptions on which the forward-looking information is given are reasonable, based on the information available to us on the date such forward-looking information was given, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, you should not place undue reliance on forward-looking information. We do not undertake to update or revise any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.
Mineral Reserve and Resource Estimates
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this MD&A are not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.
In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards.
In addition, this MD&A uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. You are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, you are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. You are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in this MD&A is economically or legally mineable. Disclosure of “contained ounces” is permitted under the Canadian disclosure rules; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments which are not based on “mineral reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “mineral reserves.” For the above reasons, information contained in this MD&A that describes the Company’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Technical Information
We will make a production decision at the Fire Creek Project when final environmental permits are received as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.
A production decision at the Midas Mine was made by previous operators of the Midas Mine, prior to the acquisition of the Midas Mine by us, and we made a decision to continue production subsequent to the Midas Acquisition. This decision by us to continue production and, to the knowledge of us, the production decision made by the previous operator were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101, but rather were based on internal studies conducted by the prior owner of the project. We have no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. You are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.
Scientific and technical information in this MD&A has been reviewed and approved by Brian Morris, a "qualified person" within the meaning of NI 43-101.
For further information on the Fire Creek Project, please see the technical report titled "Preliminary Feasibility Study for the Fire Creek Project, Lander County, Nevada", dated as of and filed on SEDAR on March 16, 2015 (with an effective date of December 31, 2014) (the "Fire Creek Technical Report"). For further information on the Midas Project, please see the technical report titled "Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada", filed on SEDAR on April 2, 2015 (with an effective date of August 31, 2014) (the "Midas Technical Report").
Risk Factors
As a resource acquisition, exploration, development and production company, we are engaged in a highly speculative business that involves a high degree of risk and is frequently unsuccessful. In addition to the information disclosed elsewhere in this MD&A, you should carefully consider the risks and uncertainties described below before deciding whether to invest in our securities. These risk factors do not necessarily comprise all of the risks to which we are or will be subject.
Our failure to successfully address the risks and uncertainties described below could have a material adverse effect on our business, financial condition and/or results of operations and could cause the trading price of our securities to decline. We cannot guarantee that we will successfully address these risks or other unknown risks that may affect our business. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the possibilities described in such risks actually occurs, our business, our financial condition and operating results could be materially adversely affected. In addition to the risk factors mentioned below, you are encouraged to read the risk factors as more fully described in our filings with the Canadian Securities Administrators, including our annual information form, available under our issuer profile on SEDAR at www.sedar.com and our filings with the SEC at www.sec.gov. Important risk factors to consider, among others, are the following:

•	Forecasts of future production are estimates only, and actual production may be less than estimated.

•	We are extracting mineralized material from our Fire Creek Project under a bulk sample permit and must obtain a Full-Production permit to operate beyond the bulk sample permit.

•	Our exploration activities may not be commercially successful.

•	Exploration, development and mining involve a high degree of risk.

•	We may be adversely affected by fluctuations in gold and silver prices.

•	Our ability to pay interest and loan repayments depends on production and cash flows.

•	We are subject to foreign exchange risk relating to the relative value of the U.S. dollar.

•	Title to our mineral properties may be subject to other claims.

•	Mineral resources and mineral reserves are only estimates which may be unreliable.

•	We currently have only two material properties.

•	Our operations are subject to environmental risks.